SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ROGUE WAVE SOFTWARE, INC.

(Name of Subject Company)

ROGUE WAVE SOFTWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

775369101
(CUSIP Number of Class of Securities)

KATHLEEN E. BRUSH
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ROGUE WAVE SOFTWARE, INC.
5500 FLATIRON PARKWAY
BOULDER, COLORADO 80301
(303) 473-9118

(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications on Behalf of the Person Filing Statement)

Copies to:
DOUGLAS R. WRIGHT, ESQ.
JAMES H. CARROLL, ESQ.
NATHANIEL G. FORD, ESQ.
FAEGRE & BENSON LLP
3200 WELLS FARGO CENTER
1700 LINCOLN STREET
DENVER, COLORADO 80203
(303) 607-3500

☐ Check the box if the filing relates to preliminary communications made before the commencement date of tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 12, 2003 (the “Schedule 14D-9”), by Rogue Wave Software, Inc., a Delaware corporation (“Rogue Wave” or the “Company”), with respect to the offer (the “Offer”) made by Quovadx, Inc., a Delaware corporation (“Quovadx”), through its wholly owned subsidiary, Chess Acquisition Corp., a Delaware corporation (the “Purchaser”), to exchange each outstanding share of Rogue Wave’s Common Stock for (i) cash in the amount of $4.09 and (ii) 0.5292 shares of Quovadx common stock, par value $0.01 per share. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

     The second paragraph of Item 2 on page 1 of the Schedule 14D-9 is hereby amended in its entirety to read as follows:

     “This Statement relates to an offer (the “Offer”) by Quovadx, Inc., a Delaware corporation (“Quovadx”), through its wholly owned subsidiary, Chess Acquisition Corp., a Delaware corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated November 12, 2003 and which was amended and supplemented by Amendment No. 1 to Schedule TO filed by Quovadx with the Securities and Exchange Commission (“SEC”) on November 26, 2003 and further amended and supplemented by Amendment No. 2 to Schedule TO filed by Quovadx with the SEC on December 4, 2003 (as amended, “Schedule TO”), to exchange each outstanding share of Common Stock for (i) cash in the amount of $4.09 and (ii) 0.5292 shares of Quovadx common stock, par value $0.01 per share (“Quovadx Common Stock”), upon the terms and subject to the conditions set forth in a preliminary prospectus (the “Prospectus”), contained in Amendment No. 1 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Quovadx with the SEC on December 4, 2003, which amends a Registration Statement on Form S-4 initially filed by Quovadx with the SEC on November 12, 2003, and in the related letter of transmittal. The closing sale price of Quovadx Common Stock on November 3, 2003, the last trading day before the Offer was announced, was $5.17.”

Item 4. The Solicitation or Recommendation.

     The second paragraph under the heading “Background” on page 5 of the Schedule 14D-9 is hereby amended in its entirety to read as follows:

     “In the past year, Rogue Wave received a number of unsolicited inquiries and unsolicited proposals regarding an acquisition of the Company. These inquiries and proposals were in the form of non-binding oral or written requests to acquire Rogue Wave. In some cases, the inquiries sought to obtain confidentiality agreements from, and exclusive rights to negotiate with, the Company. In response to an unsolicited acquisition proposal in November 2002, Rogue Wave signed a confidentiality agreement and agreed to a limited exclusive negotiating period. In December 2002, following completion of diligence and discussions with the Company and its management, this party offered to acquire all of the Company’s Common Stock. Rogue Wave’s Board of Directors rejected this proposal as inadequate, and in January 2003 adopted a rights agreement designed to protect the value of Rogue Wave’s stockholders’ interests in the event of an unsolicited attempt by an acquirer to take control of Rogue Wave in a manner or on terms not approved by Rogue Wave’s Board of Directors.”

     “Between April 2003 and September 2003, in addition to Quovadx, Rogue Wave received three other unsolicited inquiries regarding an acquisition of the Company. Rogue Wave management presented these inquiries and proposals to the Rogue Wave Board of Directors, provided information to the third parties and held discussions with the third parties regarding these potential transactions. In connection with these inquiries, the Company received two non-binding proposals to acquire Rogue Wave, subject to due diligence and other conditions. Rogue Wave’s Board of Directors reviewed these proposals with management and concluded that they were inadequate or inconsistent with the Company’s long term strategy of maximizing stockholder value. Both proposals were at a lower per share price than the Quovadx offer.”

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     The first sentence of the last paragraph on page 6 of the Schedule 14D-9 is hereby amended in its entirety to read:

     “On October 10, 2003, First Albany, via telephone conference call, provided an update on the discussions with Rogue Wave to the Quovadx board of directors, including members of the acquisition committee.”

     The third sentence of the second full paragraph on page 7 of the Schedule 14D-9 is hereby amended in its entirety to read:

“From October 21, 2003 through October 27, 2003, representatives of First Albany and Bryant Park Capital held discussions regarding the Quovadx proposal and the terms and conditions of a potential transaction between Quovadx and Rogue Wave, including the structure of the proposed transaction as an exchange offer to all Rogue Wave Common Stock holders to be followed by a back-end merger paying the same consideration per share, the conditions to consummation of the exchange offer, and non-solicitation and termination fee provisions.”

     The third full paragraph on page 7 of the Schedule 14D-9 is hereby amended in is entirety to read:

“On October 22, 2003, at the request of Rogue Wave’s Board of Directors, representatives of Bryant Park Capital conveyed to First Albany that, in light of the year-end results of Rogue Wave, which exceeded Rogue Wave’s revenue and earnings guidance for the year and reflected three consecutive quarters of profitability and net income of $1.5 million or $0.15 per basic and diluted share (compared to a net loss in 2002), the current offer price was inadequate and Quovadx should consider increasing the merger consideration.”

     The last paragraph on page 7 of the Schedule 14D-9 is hereby amended in its entirety to read:

“From October 28, 2003, through November 1, 2003, Quovadx, Rogue Wave, and their respective legal advisors, Wilson Sonsini Goodrich & Rosati Professional Corporation and Faegre & Benson, negotiated the Merger Agreement, including the representations and warranties of the parties, the non-solicitation provisions and the conditions to Quovadx’s obligation to consummate the Offer, and related agreements, and conducted legal due diligence with respect to the other company.”

     The fifth paragraph on page 8 is hereby amended in its entirety to read:

“On November 3, 2003, after the conclusion of the Rogue Wave Board of Directors’ meeting, the Quovadx board of directors convened a board meeting telephonically to consider the proposed business combination with Rogue Wave and the revised terms and conditions of the Merger Agreement. Representatives of First Albany and Wilson Sonsini Goodrich & Rosati attended the meeting, First Albany updated the board on the status of the negotiations with Rogue Wave’s representatives. Representatives of Wilson Sonsini Goodrich & Rosati presented the material terms of the Merger Agreement and related documents and advised the directors regarding their fiduciary duties. After considering the terms of the proposed transaction and the presentation made by Wilson Sonsini Goodrich & Rosati, the Quovadx board of directors unanimously approved the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement.”

Item 8. Additional Information.

     Item 8 is hereby amended to add the following:

“United States Antitrust Compliance

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless

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(1) certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC, and (2) the applicable waiting period requirements have been satisfied. The purchase of Rogue Wave’s Common Stock pursuant to the Offer is subject to these requirements. On November 7, 2003, Rogue Wave and Quovadx made the notifications and filings required under the HSR Act to the FTC and the Antitrust Division of the Department of Justice with respect to the Offer and the Merger.

     Under the provisions of the HSR Act applicable to the Offer, the tender of Rogue Wave Common Stock pursuant to the Offer may not be accepted for exchange until the expiration of a 30 calendar-day waiting period following the applicable filings. Pursuant to the HSR Act, Rogue Wave and Quovadx requested early termination of the waiting period applicable to the Offer. The FTC granted early termination of all applicable waiting periods under the HSR Act relating to the Offer and the Merger on November 20, 2003.”

Item 9. Materials to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

     The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Prospectus dated December 4, 2003 (incorporated by reference to the preliminary prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on December 4, 2003).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(a)(3)	Letter to holders of Common Stock of Rogue Wave Software, Inc., dated November 12, 2003.*†
(a)(4)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9).*†
(a)(5)	Joint Press Release of Rogue Wave Software, Inc. and Quovadx, Inc., dated November 4, 2003 (incorporated by reference to Rogue Wave Software, Inc.’s filing pursuant to Rule 425 under the Securities Act on November 5, 2003).
(e)(1)	Agreement and Plan of Merger by and among Quovadx, Inc., Chess Acquisition Corp. and Rogue Wave Software, Inc., dated as of November 3, 2003 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(e)(2)	Form of Tender and Voting Agreement, dated as of November 3, 2003, by and among Quovadx, Inc. and certain executive officers and directors of Rogue Wave Software, Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by Quovadx, Inc. on November 12, 2003).
(e)(3)	Opinion of Bryant Park Capital, Inc. to the Board of Directors of Rogue Wave Software, Inc., dated November 3, 2003 (attached as Annex B to this Schedule 14D-9).* †
(e)(4)	Change of Control Agreement, dated as of September 17, 2003, by and between Kathleen E. Brush and Rogue Wave Software, Inc. †
(e)(5)	Change of Control Agreement, dated as of September 17, 2003, by and between Mary Kreidler Walker and Rogue Wave Software, Inc. †
(e)(6)	Change of Control Agreement, dated as of September 17, 2003, by and between Thomas E. Gaunt and Rogue Wave Software, Inc. †
(e)(7)	Separation and Release Agreement, dated as of September 17, 2003, by and between Kathleen E. Brush and Rogue Wave Software, Inc. †
(e)(8)	Separation and Release Agreement, dated as of September 17, 2003, by and between Mary Kreidler Walker and Rogue Wave Software, Inc. †

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EXHIBIT
NUMBER	DESCRIPTION

(e)(9)	Separation and Release Agreement, dated as of September 17, 2003, by and between Thomas E. Gaunt and Rogue Wave Software, Inc. †
(e)(10)	Rogue Wave Software, Inc. 1996 Equity Incentive Plan (incorporated by reference to the Exhibit filed with Rogue Wave Software, Inc.’s Proxy Statement on Schedule 14A and filed on December 10, 1998).
(e)(11)	Rogue Wave Software, Inc. 1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 filed with Rogue Wave Software, Inc.’s Quarterly Report on Form 10-Q for the quarter ending December 31, 2000).
(g)	None.

*	Included in materials mailed to stockholders of Rogue Wave.

†	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROGUE WAVE SOFTWARE, INC.

	By:	/s/ KATHLEEN E. BRUSH

Kathleen E. Brush
President and Chief Executive Officer
Date: December 3, 2003

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